The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUN -6 AM 11:45

02034585

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

16th May, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 10th May 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 16th May 2002, confirming that as at 13th May 2002 Barclays PLC had increased its holding such that it had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held 23,680,147 shares, being 3.003% of the shares in issue.

Yours faithfully,

PROCESSED
JUN 1 9 2002
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 02/7

Company Announcements Office,
London Stock Exchange.

16th May, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 14th May 2002 and received on 16th May 2002, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 13th May 2002, held 23,680,147 shares, being 3.003% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary